UNITED  STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                   AMENDMENT #3 TO FORM 10SB

          GENERAL FORM FOR REGISTRATION OF SECURITIES
    Pursuant to Section 12(b) or (g) of The Securities
                      Exchange Act of 1934


                   CREDIT ONE FINANCIAL, INC.
     (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)



           Florida                      59-3641205
  (State of Incorporation)        (IRS Employer ID Number)


          Post Office Box 3462, DeLand, FL 32721-3462
    840 W. New York Avenue, Suite D, DeLand, Florida  32720
     (Addresses of principal executive offices and Zip Code)

     Securities to be registered pursuant to 12(b) of the Act:


     Title of each class           Name of each exchange on which
     to be so registered           each class to be registered

        Not applicable                      Not applicable




     Securities to be registered pursuant to 12(g) of the Act:


     Title of each class           Name of each exchange on which
     to be so registered            each class to be registered

   Common Stock, Par Value $0.001             Not Applicable






Item 1. Description of the Business

     (a) Business Development

     (1) Form and year of organization.

Credit One Financial, Inc., a Florida Corporation, (hereinafter referred to as the ("Company") was organized on September 24, 1999 and did not conduct any business until October 2000. The name and address of the company is Credit One Financial, Inc., 840 W. New York Ave., Ste. D, DeLand, FL 32720.

The Company was formed for the purpose of raising the necessary funds for purchasing, servicing, rewriting and reselling of Non-performing (defaulted) unsecured credit card portfolios to be acquired from financial institutions. However, since its inception, the Company, on a limited basis, has derived its income from business consulting and transactions' brokerage. It has performed consultations regarding the financing of small commercial properties. It has brokered the financing of business notes, equipment leasing, factoring, ship's mortgages and commercial property. Such activity was provided as revenue to the Company by James H. Bashaw, President, only when it became available and not on a steady basis. These activities provided the Company with $16,277 in accumulated revenue from October 2000 and June 30, 2003. Most of the revenue, $9,782, was produced in 2001. To date the Company has had no revenue from operations pursuant to its plan of operation. As of June 30, 2003, The Company had assets of $1,734.00 and it's accumulated net loss was $20,071.00.

     Industry Overview

Non-performing portfolios of credit card debt accumulate in the normal course of operations, when a credit grantor from time to time charges-off from its books, accounts which are delinquent. Because the outstanding balance remains the obligation of the defaulting customer, a group of charged-off accounts (a portfolio) contains a value which can be obtained through various collection techniques. This value or yield is dependent upon several variables such as creditor standards, geographical stratification of the portfolio, ages of the charge-offs, stages of internal and external collection efforts, elapsed time since collection was last worked, elapsed time since last activity, past recovery obtained from collection efforts and whether the debt is within the statute of limitations. These portfolios may be acquired at significant discounts of their face value, ranging from $.01 to $.10 on the dollar, with an expected return expressed as a percentage of portfolio costs, ranging from 150% to 200%.

A "portfolio of restructured debt" is one that includes several accounts that were initially purchased as Non-performing debt, then converted to performing debt because the debtor(s) is able and willing to make monthly payments going forward. Because there is a reasonable expectation that the debtor will make the remaining payments to pay off the principal balance and interest, such accounts/portfolios can be sold for approximately 40% of the remaining face value to debt buyers who wish to collect on such accounts for the life of the accounts. The markets for these re-performing accounts are small finance companies or other debt buyers who prefer re-performing accounts rather than Non-performing accounts, such as collection attorneys.

When a portfolio is purchased, the debtors are given written notice of the new owner of their account. Immediately thereafter, collectors will begin to contact the debtors by phone and begin the collection process. Some debtors will pay in full, some will make partial settlements, some will agree to make mutually acceptable monthly payment arrangements and some will pay nothing. Amounts collected in excess of the cost of the accounts become gross profit. Gross profit is not considered until the entire cost of the purchased portfolio is recovered using the "cost recovery method." The Cost Recovery Method requires that any amounts received be first applied against the recorded amount(cost)of the portfolio and when that amount has been reduced to zero, any additional amounts received are recognized as income.

It is well known throughout the collection industry that, regardless of when portfolio accounts are purchased, whether they are purchased immediately after being charged off, after one or two collection agencies have attempted collection or as tertiary accounts (three or more collection agency attempts), the consistently predictable yield in the industry is 150% or more of the cost of the portfolio. This percentage is well known and has been published in collection industry trade journals. The most recent reference was taken from News and Events published on the internet by Kaulkin and Ginsberg Company on September 24, 2002, which clearly states the average return of 150 percent of cost. The article also states the percentage of purchased debt by age classifications and the percentage of each and the approximate percentage of face value paid for each classification. The Company has based its business model on purchasing fresh charge off accounts known as "Zero Agency Accounts," which means that the accounts have not previously been sent to another collection agency for collection. Many other classifications of accounts can be purchased at lower prices because the accounts have aged and been previously serviced. The main reason these accounts still hold some value is because debtors who previously were unable to make timely payments may now be financially able to make payments. Many debt buyers use these tertiary accounts as fill in accounts to maintain the high volume of accounts that each collector can process, because of the usually large numbers of accounts in tertiary portfolios.

A $1,000,000 face value portfolio of Zero Agency accounts can be purchased for $100,000 (10%) containing 250 accounts at $4,000 each (the preferred size account). A $10,000,000 face value portfolio of Tertiary accounts can be purchased for $100,000 (1%) containing 2,500 accounts at $4,000 each. Typically, a collector could call 250 accounts in one week (including negotiations, busy signals, party not at home and no answers). Once contacted and payment arrangements made, that account can not be called upon for another 30 days. Therefore, tertiary accounts are used to fill in the collection activity for the balance of the month. There is an abundance of one and two agency accounts available for purchase.

     Distribution Methods of Products or Services.

The published amount of outstanding consumer credit card debt as of December 2002 is $722 Billion. The charged off market has soared from $20 Billion in 1998 to more than $60 Billion by the end of 2002. This information was published in a feature article "Debt sales, Ready to Erupt?"in Collections and Credit Risk magazine, June, 2000. A similar statement was made in News and Events published on the internet by Kaulkin and Ginsberg Company on September 24, 2002. This debt is spread over all age categories of credit card debt from fresh charge off to about six years old. It is possible to purchase any age category of credit card debt simply by being specific as to what you want to purchase. This refers to 1) approximate portfolio face amount,
2)Classification (ie. Zero Agency or other), 3) average account size, 4) state or region where originated, 5)recently scrubbed for bankrupt accounts and deceased debtors, 6) no debtors that are in college and 7) approximately what discount from face it will pay. A buyer typically would require a review of the accounts before purchase through the use of a confidentiality agreement, which protects the seller. A buyer can reject any portfolio offered. (The Company intends to purchase portfolios that are readily available over the internet being offered by a combination of debt buyers and sellers, debt brokers and debt resellers.) There are many other sources. The buyer is sent a listing of various portfolios available every week over the internet from DebtNews@Collectionindustry.com. A buyer can perform full due diligence prior to purchase and that comes with guarantees from the buyer that the account debtors are not deceased or in bankruptcy, already paid previously or erroneous information is given on accounts, those accounts can be returned to the seller for reimbursement of the original cost or replaced with additional accounts. There is almost no competition when buying small portfolios (less than $100,000, because they are readily available to purchase.) Competition is present when purchasing large portfolios upwards of $100 Million of Face value.

Our research indicates and the Company believes that newly charged off credit card accounts(a portfolio)can be purchased for approximately 10% (or less)of the face amount(balance)of the accounts and when all collection activities of the Company have been completed, the total gross return will be from fifteen to 20% of face. Example: A portfolio with a face amount of $100,000 is purchased for $10,000. After all the "collection activity" is complete, the gross amount collected will be $15,000 to $20,000.Therefore, the gross amount collected, or expected return is 150 to 200 percent of the cost. "Collection Activity" includes collections from the debtors, proceeds from the sale of re-performing accounts and the sale of accounts deemed not collectable at the time of sale.

     Plans and Strategies of the Company

The Company intends to seek funding during the next twelve months through equity markets in order to implement its business plan. If the business plan can be implemented, the Company intends to purchase portfolios of non-performing (bank issued) credit card debt only. It also intends to purchase primarily (fresh charged off accounts) "Zero Agency" portfolios, because all of its forward looking statements are based upon this type of portfolio as a result of the research performed by the management of the Company. The Company may purchase portfolios of older non-performing credit card debt from time to time as it sees fit. The Company has no intention of purchasing any other types of non-performing debt.

The Company intends to purchase portfolios from large debt buyers/resellers or brokers. Because large portfolios offered for resale can be segmented by face amount, states or area, average account size and number of accounts, the Company can purchase portfolios of size that fits its needs from geographical areas it chooses. Once a confidentiality agreement is executed between the seller and the Company, the segmented portfolio is offered to the Company for its review and acceptance or rejection. If accepted, the cost of the portfolio is paid in full. During the following sixty (60) days, accounts found to be in bankruptcy, previously paid or the account debtor(s) deceased are returned to the seller for immediate refund or replacement with other accounts of similar value.

When portfolios are purchased, a written notice would be sent by the Company to all of the debtors notifying them that the Company now owns their account and it requires repayment of the debt to be sent to it for the outstanding balance. Updated credit reports are obtained on each debtor and are screened in order to determine the probability for full or partial collection. As soon as possible thereafter, the Company's collectors would begin calling the debtors by phone in order to begin a dialogue for the best method for the debtors to repay their debt. This dialogue can include negotiations for discounting the balance due (if necessary), possibly adjusting the interest rate and scheduling future payments, either in one or a few lump sums or monthly payments in an amount that would be comfortable for the debtor(s) to make. Some debtors could be called several times before contact is made. Debtors who agree to make monthly payments would be called in a timely manner to remind them that the payment is due or a notice would be mailed to them for the same purpose. Accounts that have generated three or more timely monthly payments would be evaluated for possible sale as re-performing accounts. Also, accounts where no payment has been received and none anticipated over the near term would be repackaged into a portfolio for resale. All phone contacts with debtors would be conducted in a non-confrontational manner, yet with the persistence required to effect collection where possible.

The Company intends to purchase additional portfolios from funds generated from collections as a matter of course.

Legal recovery will be pursued against debtors only if the Company determines that such action would have a high degree of success. Debtors who become bankrupt would not be pursued for collection.

     Competitive business conditions and the Company's competitive position in the industry and methods of competition.

The place of the Company in the industry would be at or near the bottom as a start up company with a small amount of capital. However, due to the massive amount of defaulted consumer debt in the marketplace and the availability of continued defaulted consumer debt, competition is not a serious consideration for the company. As of the last time management surveyed the marketplace, it found an adequate supply of fresh charge-off consumer debt available for sale at competitive prices.

     Sources of Credit Card Debt Portfolios

There are several reliable sources, i.e., established debt buyers and sellers, especially over the internet, where portfolios are readily available and can be purchased at any time. They offer a wide variety of portfolios that can be segmented by portfolio size, account size, number of accounts, age, geographical location, the number of times the accounts have sustained collection activity and industry wide pricing consistent with the number of times that outside collection activity has taken place, if at all. They also provide background information on each account from the original credit grantor from the inception of the account(s)including such items as account signature(s), name, address, phone numbers, account balances, interest rate and account terms with respect to late charges and over limit charges.

     Effect of existing or probable governmental regulations on the business.

The Company must comply with the Fair Debt Collection Practices
Act. This act is surprisingly straight forward and easily followed.

     Number of employees.

Presently, the Corporate President, James H. Bashaw and the Corporate Secretary, Mr. Richard R. Cook, are staffing the office and performing management functions without compensation. Until such time as the Company raises sufficient operating capital this
arrangement will continue.   None of the Company's Officers or
Directors have received any payment from the Company for their services to the Company through the effective date of this document.

The first full time employee will be Mr. Bashaw, who will oversee all administrative functions. One part time employee will perform collection efforts during the day and the other part time employee will perform collection functions in the evening. Mr.
Cook will oversee the purchase and sale of all portfolio contracts on an as needed basis.

The Company intends to hire additional management that has more than 15 years experience in analyzing, forecasting, planning, implementing and achieving projected recovery yields from portfolios of charged-off accounts.

This specific individual who is presently self-employed in the debt buying industry and who, in fact, has provided most of the education that Mr. Bashaw and Mr. Cook have acquired about this industry. The Company intends to hire this person when the Company has reached a point in its proposed growth that would allow for such employment. In the interim, this person is available to the Company for continued consultations. If he is not available when the Company requires his employment, the Company believes that there are many qualified individuals available for hire as shown in the extensive data base of Candidate Profiles available in the Job Exchange at News@CollectionIndustry.com, which specializes in offering career and job placements for people in the credit and collection industry.

Mr. Bashaw and Mr. Cook have no experience in the debt collection business. However, they have carefully studied this type of business for more than six (6) years. They worked with a small debt buyer/seller collection business that purchases portfolios of Non-performing credit card debt in order to ascertain the many aspects of how such a business functioned. For the past two years, they have received daily internet bulletins from CollectionIndustry.com known as the Credit and Collection Daily. It is produced by Kaulkin, Ginsberg, Collection Advisor, Bethesda, MD, which is one of the most complete sources of information for the collection industry. Weekly they receive, over the internet, lists of portfolios or parts thereof from Debtnews@collectionindustry.com. These are portfolios of varying sizes, ages, geographic locations and can be segmented by state, territory, account size and portfolio size. This information is listed by buyers and sellers of debt portfolios. The Company is also a subscriber to Collection and Credit Risk, a monthly publication produced by Thomson Media, Chicago, IL, that deals with all phases of debt collection and also sponsors most of the trade shows and conferences for the collection industry. They also produce a complete debt buyers guide in book form(the size of a typical telephone book)and on disk. Mr. Bashaw has attended four such trade shows and conferences in different parts of the country during the past few years. Mr. Bashaw and Mr. Cook believe they have the industry knowledge and business acumen to manage the debt buying, collecting and debt selling of the Company.


ITEM 2

Management's Discussion and Analysis or Plan of Operation

     (a) Plan of operation.

The revenues earned from the inception, September 24, 1999 through June 30, 2003 totaled $16,277. No revenue was earned in the year ended December 31, 1999. The revenue earned for the years ended December 31, 2001 and December 31, 2002 was $9,782 and $2,226 respectively. Since the revenues earned were from commissions and consulting, the change was due solely to the availability of such revenue and was not due to a trend. Likewise, for the periods ended June 30, 2001 and June 30, 2002, the earned revenues were $647 and $244 respectively. The revenues earned were also from commissions and consulting and the change between periods was solely due to availability of such revenue and was not due to a trend.

The expenses incurred from inception, September 24, 1999 through June 30, 2003 totaled $36,348. The expenses incurred for the years ended December 31, 2001 and December 31, 2002 were $19,413 and $3,470 respectively. For the year ended December 31, 2001, the expenses included commission expense $4,962, interest expense $7,768 (which is non-recurring) and general and administrative expense $6,683. The commission expense and the general and administrative expenses were incurred as costs to produce the earned revenue. The interest expense was incurred as a cost of a mortgage on real property owned by the Company, but sold in December 2001. For the year ended December 31, 2002, the expenses were only for general and administrative expenses which were incurred as the costs to produce the earned revenue.

The revenues earned from inception, September 24, 1999 through June 30, 2003 were derived from commissions on brokerage transactions, including commissions on factoring and commercial mortgage loans and financial consulting regarding commercial mortgage loans. It is not known whether such earned revenue will continue in the future as the management of the Company intends to direct its efforts toward acquiring equity funding in order to put the business plan into action. The Company believes that its future earned income will be derived from the collection of Non-performing credit card debt and the sale of Non-performing and re-performing credit card debt.

The Company intends to seek funding during the next twelve months through equity markets. The Company does not expect to have sufficient cash from operations to meet its cash requirements for the next 12 months unless the Company is successful in obtaining equity capital to put our business plan in operation. Any cash shortfalls in the interim will be met by officers loans to the Company. The Company is dependent on future outside funding, such funding may not be available and the company currently plans to seek funding through the equity markets.

The company has attempted to raise funds for its stated purpose by two different methods previously. 1)The company has attempted to attract private placement investment by discussions with individual potential investors. These negotiations have proved unsuccessful. 2)The company has tried to sell its stock with the use of Regulation D, Rule 504. The company sold some of its stock through it's own effort to various individuals. The company believes now, with its Form 10-SB filing it can attract smaller investments from a wider public population. Although the Company was formed almost four years ago, it did not develop its business plan until July, 2001. The Company has diligently strived to raise equity capital. It has not yet implemented its plan nor began operations because it has not yet been successful in raising the equity capital necessary to implement the plan.

The Company expects to obtain a broker to make a market in the Company's stock through the Pink Sheets. There is no way for the Company to guarantee that any market maker will agree to apply to have the shares quoted.

The Company intends, over the near term, to seek a securities broker/dealer to make a market in the Company's stock and to raise equity capital upwards of $1,000,000 in order to implement its Business Plan. The Company intends to negotiate with the broker/dealer regarding the price of the stock and the amount of shares to be sold, which, as of this date, have not been determined. The Company intends to complete this process within the next few months. Although the Company's plan is to raise $1,000,000, the plan calls for initial funding of $600,000 of equity capital in order to provide the funds necessary for getting the Company to an operating status, which is estimated to take two months. This amount includes funds for the purchase of furniture, fixtures and equipment and software, non-recurring expenses, four months of operating expenses and to purchase portfolios for approximately $300,000 (by the end of the second month). The plan calls for additional funding of $400,000 of equity capital in the fourth month, all of which is intended to be used to purchase additional portfolios. It is intended that collection efforts begin early in the third month.

If the Company is successful in implementing its Business Plan, it intends to use the proceeds from equity capital in the following manner. 1)Cost of acquiring the equity capital, 13%;
2) Initial cost of new office equipment including telephone system, computer equipment, software, furniture and fixtures, 10%; 3) Non-recurring set up costs, including the leasing of up to 3,000 square feet of office space, 3%; 4)Initial payrolls (for the first three months), 7%; 5) working capital, 6% and 6) portfolio purchases, 61%. Any savings derived from lower costs for the above items will be directed to additional portfolio purchases.

If the Business Plan is fully implemented and allowing two months to set up, the Company intends to increase employment initially to two company officers, an accountant and seven collectors. Shortly thereafter, the Company intends to further increase employment to include a collection's manager, a clerical person and up to five additional collectors. Increases or decreases in future employment will depend upon the Company's ability be profitable and attract experienced collectors.

The Company expects to be fully operating by the third month following initial funding of equity capital. The Company expects to become profitable on a month to month basis by the sixth month and be fully profitable by the eleventh month, if the funding of equity capital is received in a timely manner. If the Company does not raise the equity capital required in our business plan, it would revise its business plan downwards to a level not yet determined and attempt to raise a smaller amount of equity capital.

When adequate funds become available, the Company will direct its full attention to the purchase and management of portfolios of Non-performing credit card debt.

During this period, the cash requirements of the Company will be met by officers loans to the Company. However, if the Business
Plan is implemented, the potential earned revenue is intended to meet the future cash requirements of the Company.

The company will purchase all rights, title and interest of the Non-performing accounts receivable at deeply discounted rates, (Approximately 10% or less of face values), convert them into revenue for profit, develop a portfolio of restructured debt with recurring monthly payments for future collection or resale and sell the residual portfolio.

The Company intends to purchase higher yielding portfolios when they are available that are classified by lenders as "50-Day Charge-Off" credit card debt. By definition, these are accounts that have gone through an internal collection unit for 50 days, subsequent to being charged-off. This product meets all of our purchasing requirements including reliable source, readily available, stable price, good support from the originating bank, and, most importantly, a potentially consistent predictable yield in excess of 150% of cost, and therefore, fits well into a long term business plan. These are called "zero agency accounts.".

Also, during this period, the Company intends to continue its research in the Non-performing credit card debt market by staying abreast of changing conditions in the market. It also intends to begin dialogue with potential sellers and buyers of Non-performing and re-performing debt so that initial buying can begin without delay if the Company can implement its Business Plan.

Risk Factors

     THE SHARES OF CREDIT ONE FINANCIAL, INC. ARE HIGHLY SPECULATIVE, INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. THIS REGISTRATION STATEMENT CONTAINS FORWARD LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. ACTUAL EVENTS AND RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN THE FOLLOWING RISK FACTORS AND ELSEWHERE IN THIS REGISTRATION. INVESTMENT IN THE SHARES OF CREDIT ONE FINANCIAL, INC. INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS IN THESE SHARES SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS REGISTRATION.

     Development Stage Company. Considered to be in a development stage, the Company will be reliant upon additional funding to expand its business as set forth in its continuing strategic plan for growth. There can be no assurance that the company will be able to effect this planned expansion in a successful and profitable manner. It will be necessary to obtain financing to commence planned operations. There can be no assurance that the Company will be able to generate sufficient operating income or that it will be able to raise additional funds.

     Uncertainty of Significant Assumptions. The Company's plans for financing and implementing its planned business operations and the projection of the company's potential for profitability from its intended operations are based on the, judgement and certain assumptions of management and upon certain available information concerning availability of nonperforming credit card debt. There can be no assurance that funds anticipated through any future stock sales will be realized. The Company's plans are based on the following assumptions: That the Company will sell enough stock to commence operations. That the Company will be successful in adhering to its planned formula for growth. That collections will reach a minimum level to allow probability.

     Competition. Competitors of the Company include traditional consumer debt buyers and sellers such as Portfolio Recovery Associates, Collins Financial Services, Inc., Oliphant Financial Corp., US Credit Corp., and many other financial institutions. Competitors have an advantage over the Company primarily due to the fact that they have more funds to invest in portfolio purchases.

     Dependence on Key Personnel. The Company has been significantly dependent on the services of Mr. James H. Bashaw, Chairman, President and Richard R. Cook, Secretary, Treasurer in the past. In the future, the Company will be significantly dependent upon any future employees of the Company for the continued development of the Company's services. The loss of services of senior management could have a substantial adverse effect on the Company. The expansion of the Company's business will be largely contingent on its ability to attract and retain highly qualified corporate and operations level management team. There is no assurance that the Company can find suitable management personnel or will have financial resources to attract or retain such people if found.

     Potential Liability and Insurance. As with all businesses operating in today's somewhat litigious atmosphere, the Company's intended operations could expose it to a risk of liability for legal damages arising out of its operations. Although the Company intends to carry acceptable levels of liability insurance for its industry, there can be no assurance that the coverage maintained will be sufficient in the event of extraordinary legal damages. Other than the generic liability risks of most companies, the Company's main risk would be its collection and management employees not adhering to the provisions of the Fair Debt Collections Practices Act or the Fair Debt Reporting act. The provisions of these Acts provide a framework of policies and procedures regarding acceptable practices to be used in collecting debt and reporting the debt collected/not collected to the proper credit bureaus.

     No Historical Basis for Management's Opinion. There is no basis, other than the judgement of the Company's Officers and Directors on which to estimate, (i) the amount of revenues which the Company's planned operations may generate or (ii) other aspects of the Company's proposed operations.

     Common Stock has no Trading History. There is no public market for the Company's common stock. The Company's common stock has never been traded through any public market or quoted on any public exchange. There is no market price and no operating results. The Company intends to obtain a broker to make a market in the Company's stock through the pink sheets. There is no way to predict that a market can be established in the Company's stock or if one is established, what the market price of the Company's market price will be.

     Indemnification of Directors and Officers. The Company intends to provide for the indemnification of Officers and Directors relating to their activities on behalf of the Company to the fullest extent permitted under Florida law. These provisions may have the effect of providing indemnity in connection with suits brought by Shareholders against an Officer or Director who has been alleged to be negligent, if that Officer or Director acted in good faith and presumed to do so in the Company's interest.

     No Dividends. No dividends have been paid on the Shares and the Company does not anticipate the payment of cash dividends in the foreseeable future. If the operations of the Company become profitable, it is anticipated that, for that foreseeable future, any income received therefrom would be devoted to the Company's future operations and that cash dividends would not be paid to the Company's Shareholders.

     Possible Rule 144 Sales/ Sales Under Rule 504. A majority of the issued and outstanding Shares are restricted securities and may be sold in open market transactions in compliance with Rule 144 adopted under the Securities Act of 1933, as amended (the "Securities Act"), which provides in pertinent part that each Officer, Director and affiliate may sell every three months in brokerage transactions after a holding period of one year an amount equal to the greater of 1% of the Company's outstanding Shares or the amount of the average weekly trading volume, if any, during the four weeks preceding the sale. Sales under Rule 144 may have a depressive effect on the price of the Shares in the over-the-counter market. In addition, all the remaining issued and outstanding Shares were issued pursuant to Rule 504 under Regulation D of the Securities Act.

     Penny Stock Regulation. The stock of the Company may be subject to "Penny Stock" regulations. Broker-dealer practices in connection with transactions in "penny stock" are regulated by certain penny stock rules adopted by the Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on Nasdaq provided that current price and volume information with respect to transactions in such securities is provided by the exchange or systems) or to other than establish customers or accredited investors. [In general, "accredited investors" are defined as institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 with their spouses.] If Penny Stock regulations apply to the Company's stock, selling brokers would have to make sure that the transaction of penny stock purchase is suitable for particular buyers. This suitability test might negatively impact the liquidity of the Company's stock.

ITEM 3.  PROPERTY

The Company currently shares office space with one of the Directors, Richard R. Cook, at 840 W. New York Ave., Ste. D,
DeLand FL 32720. The Company has very little need for facilities. The Company uses the office equipment of Richard R.
Cook.

The Company has agreed to pay Mr. Cook rent at below market rates when the Company has income from operations. No rent has been paid or accrued to date and no exact rent amount has been agreed upon.

Management believes the officers and directors of the Company will lend the Company the money to pay rent if necessary.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

The following table contains information as of the date of this filing as to the beneficial ownership of shares of common stock of the Company of each person who was the beneficial owner of five (5%) percent or more of the outstanding shares of the Company.





        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
________________________________________________________________
Title of Class     Name and Address    Amount and Nature  Percent
                 of Beneficial Owner  of Beneficial Owner
_________________________________________________________________
Common stock    James H. Bashaw         3,000,000         62.95 %
                1460 Chris Avenue
                DeLand, FL   32724

Common stock    Richard R. Cook         1,500,000         31.47 %
                2253 River Ridge Road
                DeLand, Florida  32720

The following table contains information as of the date of this filing as to the beneficial ownership of shares of common stock of the Company, as well as all persons as a group who will then be officers and directors of the Company.

               SECURITY OWNERSHIP OF MANAGEMENT
_________________________________________________________________

Title of Class   Name and Address     Amount and Nature  Percent
                of Beneficial Owner  of Beneficial Owner
_________________________________________________________________

Common Stock      Mr. James H. Bashaw         3,006,000   63.07 %
                  President and Director
                  1460 Chris Avenue
                  DeLand, FL   32724
                  Including 6,000 shares
                  Sold to Renay Bashaw,
                  His daughter

Common stock      Mr. Richard R Cook          1,500,000   31.47 %
                  Secretary and Director
                  2253 River Ridge Road
                  DeLand, Florida  32720

Common stock      Officers and Directors      4,506,000   94.54 %
                  as a group








ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

(a) Identification of Directors:

  Name                  Age       Position Held with Company
_______________________________________________________________

James H. Bashaw          67             Director
Richard R. Cook          58             Director

Identification of Officers:

Name                    Age       Position Held with Company
_______________________________________________________________

James H. Bashaw          67   President
Richard R. Cook          58   Secretary, Treasurer

Officers of the Company serve at the will of the Board of

Directors. Presently the Company has no employment contracts with any of its officers.

Brief biographies of the officers and directors of the Company are set forth below. Each director holds office until the next annual meeting or until his death, resignation, retirement, removal, disqualification or until a successor has been elected and qualified. Vacancies in the existing board are filled by a majority of the remaining directors.

Biographies:
James H. Bashaw

Mr. Bashaw is the founder of the Company and serves as Chief
Executive Officer of the Company. His responsibilities include managing all aspects of the business and oversee all transactions. He has held this position since the inception of the company.

Mr. Bashaw acted as a self-employed independent contractor between August 1993 and April 1996. He specialized in buying and selling mortgage notes and brokering factoring and equipment leasing. In April 1996, he joined Signature Funding Group to continue the same activities and to process mortgage loans. In January 1997, he obtained a Florida Mortgage Brokers License and began to originate mortgage loans on residential and commercial properties. Signature Funding group changed its name to American Note and Mortgage, Inc. in August 1998. Mr. Bashaw did not hold any titles with either Signature Funding Group or American Note and mortgage. It retained the same office location and facilities. Mr. Bashaw continued to keep his license with that company until 12/30/02. (He also held a Florida Mortgage Brokers License from January 1985 to August 1989). He left the mortgage brokerage industry for a four-year term of employment with an electronic distributor in Pompano Beach, Florida where he functioned as a manufacturer's representative covering the Northern half of Florida until August 1993.

Prior to 1985, Mr. Bashaw was president and CEO of four manufacturing companies dating back to 1965. These companies produced products and services for the printed wiring board industry.

Mr. Bashaw is an Alumnus of Seton Hall University where he majored in Accounting, but does not have a degree.

Richard R. Cook

Mr. Cook was born April 15, 1945 in Indianapolis, Indiana. Mr.
Cook has raised money for Linens-N-Stuff.com, Inc. and devoted a significant amount of his time to the formation and operation of Linens-N-Stuff.Com, Inc.

He is licensed to practice law in Florida, and is engaged in the practice of law. His practice is devoted mainly to wills, trusts and corporations and commercial litigation.

Mr. Cook has been a solo practitioner most of his legal career.
He currently has a partnership arrangement with Richard Kane. The
Law firm name is Kane and Cook. Mr. Cook's law practice consists primarily of commercial litigation and estate planning.

Mr. Cook does not have business experience as an officer or a director for any operating company.

He holds an A.B. degree in Psychology from Indiana University, Bloomington, Indiana. He holds a J.D. degree in Law from Indiana
University, Bloomington, Indiana.

(b) No other significant employees exist.

(c) No family relationship exist between the officers and directors (Mr. Bashaw and Mr. Cook)

(d) Involvement in any certain legal proceedings.
None
(e) Mr. Bashaw meets all of the attributes of an audit committee financial expert. He is the company's audit committee financial expert to the extent one is required.

ITEM 6. EXECUTIVE COMPENSATION

None of the officers or directors have received any compensation or remuneration to date from the Company for serving in these positions other than partial reimbursement for out-of-pocket expenses incurred on behalf of the Company during the years ending with the effective date of this document. Future salaries of the officers and directors will be set by the Board of Directors depending upon the financial condition of the Company, and may include bonuses, health insurance and other compensation as the Board of Directors may award.

Out-of-pocket expenses are defined as the monies expended on the behalf of the Company while engaged in Company business such as partial travel milage expenses.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None

ITEM 8.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

The Company has one class of stock authorized: i.e., Common stock, with a par value of $0.001.

Management requested that Standard & Poor Corporation issue a
CUSIP number to properly identify the stock certificates of the Company once a market for the Company's stock has been established. Cusip Service Bureau assigned "CUSIP 225393 10 7" as the formal identifying number for the Company's stock certificates.

Common Stock

The Company is authorized to issue up to 10,000,000 shares of Common Stock, par value $.001 per share. Shareholders have pro rata rights to dividends and all assets distributed to Shareholders upon liquidation and are entitled to one vote per share. There are no preemptive, subscription or conversion rights. As of June 30, 2003, the latest practicable date, 4,765,900 shares of common stock are outstanding.

The holders of the common stock of the Company are entitled to one vote for each share on all matters voted upon by the stockholders, including the election of directors. The voting rights of the common stock of the Company are non-cumulative, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors, if they choose to do so, and in such events, the holders of the remaining less than 50% of the shares voting for the election will not be able to elect any person or persons to the Board of Directors.

Prospective purchasers of the shares being offered hereby should also be aware that the bylaws of the Company provide that the shareholders of the majority of the outstanding shares may take any action required or permitted in the bylaws without prior notice and without a vote providing that they file a written consent setting forth the action so taken and that said majority have signed the same.

No personal liability attaches to shareholders by reason of the ownership of such shares.

                         Part II

ITEM 1.   MARKET PRICE OF, AND DIVIDENDS OF, THE REGISTRANT'S
          COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The common stock has not traded on any market and has no market value, but management believes the Company's shares will begin to do so after this SEC Form 10-SB is filed, and a market maker is selected. Management believes that there will be a market for the common stock of the Company on the over-the-counter market; however, no independent market maker or transfer agent has been selected or engaged at the time of filing of this SEC Form 10-SB.

The Company expects to obtain a broker to make a market in the Company's stock through the Pink Sheets. There is no way for the Company to guarantee that any market maker will agree to apply to have the shares quoted. The total number of security holders of the Company's stock is 43 as of June 30, 2003.

ITEM 2.  LEGAL PROCEEDINGS
The Company is not involved in any litigation.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
There are none.

ITEM 4.  RECENT SALES OF UNREGISTERED STOCK

Sale of Investment Stock

In November 2001, the Company sold 4,500,000 shares of authorized but unissued common stock for $ 4,500.00 to certain officers and directors of the Company as follows:

On or about the 29th day of November 2001 the Company sold
3,000,000 shares of common stock to James H. Bashaw for $3,000.00 in cash; on or about the 29th day of November 2001, the Company sold 1,500,000 shares of common stock to Richard R. Cook for $1,500.00 in cash.

In 2002, the Company sold 88,500 shares of authorized but unissued shares of common stock at $0.04 per share for $ 3,540.00 to private individuals, including 6,000 shares at $0.04 per share to Renay Bashaw, daughter of James H Bashaw, President.

During the first quarter ended March 31, 2003, the Company sold
104,500 shares of authorized but unissued shares of common stock at $0.04 per share for $4,180.00 to private individuals.

During the period beginning April 1, 2003 through June 10, 2003, the Company sold 72,900 shares of authorized but unissued shares of common stock at $0.04 per share for $2,916.00 to private individuals.

All of the above-named persons have signed an "Investment Letter" stating that they have purchased their shares for investment purposes only, and that they will not sell any of their shares for the thirteen months next succeeding the date they purchased the same, unless subject to an exemption from registration (other than Rule 144), under the Securities Act of 1933 or unless they duly register said shares in accordance with the provisions of the said act.

As of June 10, 2003, the Company has sold shares of its common stock to 43 individuals at a price of a $6.00 per Unit consisting of 150 shares per Unit. The proceeds of these sales of common stock have been used in the startup operations of the business for such things as office telephone, office supplies, and travel expenses. Other than sales to officers and directors the Company made no public solicitation for sales. Only forty-four persons were contacted to purchase stock and all were friends of officers or directors. All of the above sales are exempt from registration pursuant to Regulation D, Rule 504 of the Securities Act of 1933.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

There is no statute, charter provision, bylaw, contract or other arrangement under which any controlling person, director or officer of the registrant is insured or indemnified in any manner against liability which he may incur in his capacity as such.

Florida Statute 607.014 provides that where an officer, director, employee or agent of the corporation is sued by a third party for his actions on behalf of the corporation, the corporation may determine that he is entitled to indemnification by the corporation including expenses and attorneys' fees if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and with respect to any criminal action had no reasonable cause to believe his conduct was unlawful and where he acted in good faith and in the best interests of the corporation. Where the officer, director, employee, or agent is sued or threatened with suit by the corporation, the corporation may indemnify him if he acted in good faith and in a manner he believed to be in the best interest of the corporation, except where he is judged to be liable for negligence or misconduct in the performance of his duty to the corporation and only to the extent that the court will determine that the such person is fairly and reasonably entitled to indemnity.

If he successfully defends the above types of action, he will be indemnified against reasonable expenses and attorneys' fees. If the court does not determine that he is entitled to attorneys' fees and expenses, the board of directors, in a written opinion, may determine that he is entitled to indemnity.

Florida Statute 607.271 provides that where a corporation has been involuntarily dissolved and then reinstated, the power of the corporation to indemnify its directors, officers or agents will extend to actions taken during the periods of time between dissolution and reinstatement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to indemnify directors, officers or persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submitted to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.





















     Rest of page left blank on purpose


























                         PART F/S

      FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA




























                   Credit One Financial, Inc.
                        DeLand, Florida

                       December 31, 2002


                     Marvin B. Seidman, CPA
                  Certified Public Accountant
                         Miami, Florida







                                                         (1)

                       TABLE OF CONTENTS




                                                       Page

Accountant's Independent Auditor's Report                   3

Financial Statements

     Balance Sheet                                          4

     Statement of Income                                    5

     Statement of Cash Flows                                6

     Statement of Stockholders' Equity                      7

     Notes To The Financial Statement                       8























                                                            (2)





                     Marvin B. Seidman, CPA
                  Certified Public Accountant
                     8501 S.W. 29th Street
                     Miami, Florida  33155
                         (305) 221-8271

                  INDEPENDENT AUDITOR'S REPORT

To:  The Board of Directors
     Credit One Financial, Inc.
     DeLand, Florida

I have audited the accompanying balance sheet of Credit One Financial, Inc. (a development stage company) as of December 31, 2002, and the related statements of income and accumulated earnings, and cash flows for the fiscal years ended December 31, 2001 and December 31, 2002, and the cumulative period reflected here is since inception, September 24, 1999 through December 31, 2002. These financial statements are the responsibility of the management of Credit One Financial, Inc. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 10 to the financial statements, the Company has had losses and may be dependent upon the sale of its securities or loans for funds to meet its cash requirements. The factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Credit One Financial, Inc. as of December 31, 2002, and the results of its operations and cash flows since inception, September 24, 1999 through the fiscal year ended December 31, 2002 in conformity with generally accepted accounting principles.

/s/ Marvin B. Seidman
Marvin B. Seidman, CPA
Certified Public Accountant
October 29,  2003
                                                             (3)


                   Credit One Financial, Inc.
                 (A Development Stage Company)

                         Balance Sheet
                    As of December 31, 2002

Assets

Cash                                              $        52

Loan Receivable                                           160

Land and Building                                           0

Security Deposits                                         589

Deferred Offering Expenses                              2,619

Total Assets                                      $     3,420
                                                      =======
Liabilities & Stockholder's Equity
Liabilities:

     Loans from Officers                          $       210

     Mortgage Payable                                       0

     Total Liabilities                            $       210

Stockholder's Equity:

     Common Stock, authorized 10,000,000 shares         8,040
     at $.001 par value each, 4,588,500 shares issued and outstanding

     Additional Paid In Capital In Excess of Par        6,200

     Accumulated Earnings (Loss)                     ( 11,030)

          TOTAL Stockholder's Equity                    3,210

     TOTAL Liabilities & Stockholder's Equity     $     3,420

                                                      =======


                 See independent auditor's report
                and notes to financial statements            (4)

                  Credit One Financial, Inc.
                 (A Development Stage Company)

                      Statement of Income

               From Inception September 24, 1999
                   Through December 31, 2002

                         For Fiscal     For Fiscal
                         Year Ended     Year Ended    From
                         December 31,   December 31,  Inception
                         2001           2002          To Date

Revenue:
 Commissions              $ 6,782         345          $11,152
 Consulting                 3,000       1,881            4,881

Total Revenue             $ 9,782      $2,226          $16,033


LESS:
 Commission Expense       $ 4,962          -0-         $ 6,962
 Interest Expense           7,768          -0-           9,143
 Administrative Expenses    6,683        3,470          10,958

Total General and
Administrative Expenses   $19,413       $3,470         $27,063


Net (Loss)                $(9,631)     $(1,244)       $(11,030)



Earnings Per Share        $(  .00)     $(  .00)       $(  .00)













                 See independent auditor's report
                and notes to financial statements           (5)

                  Credit One Financial, Inc.
                 (A Development Stage Company)
                    Statement of Cash Flows
From Inception September 24, 1999 Through the Fiscal Year Ended
                       December 31, 2002
                              December 31 December 31  Inception
                              2001        2002         To Date
Cash Flow from Operating
Activities

Cash Received from Customers  $  9,782   $  2,226     $ 16,033
Deduct:
  Cash Payment for Expenses   ( 19,414)   ( 3,470)   (  27,064)
  Increase in Loans Receivable(    420)       830    (     160)
  Increase in Security Deposit(    200)         0    (     589)

Net Cash Flow Used for
     Operating Activities     $(10,252) $(    414)    $(11,780)

Cash Flow from Investing Activities

Deferred Offering Expense     $      0  $(  2,619)    $( 2,619)
Purchase of Land and Building ( 55,000)               $(55,000)
Mortgage Obtained             $ 55,000                $ 55,000
Sale of Land and Building               $  55,000     $ 55,000
Satisfaction of Mortgage                $( 55,000)    $(55,000)

Net Cash Flow from Investing
Activity                             0  $(  2,619)    $( 2,619)

Cash Flow from Financing Activities

Increase in Loans from Shldrs $  3,264  $(  3,179)    $    210
Sale of Stock to Shareholders    3,500      3,540        8,040

Additional Paid in Capital by
Shareholders                     5,500        700        6,200

Net Cash Flow from Financing
Activities                      12,264      1,061       14,450
Net Increase In Cash And
Cash Equivalents              $  2,012   $( 1,972)    $     51
Cash and Cash Equivalents,
Beg. of Period                $      11  $  2,023     $      0
Cash and Cash Equivalents,
End of Period                 $   2,023  $     51     $     51


               See independent auditor's report
              and notes to financial statements             (6)
                   Credit One Financial, Inc.
                 (A Development Stage Company)
               Statement of Stockholder's Equity
From Inception September 24, 1999 Through the Fiscal Year Ended
                       December 31, 2002

               Common    Common    Additional
               Stock     Stock     Paid In     Accumulated
               Shares    Amount    Capital     Deficit      Total
Beginning Balance
     9/24/99          0  $     0   $      0    $      0  $     0

Stock Issuance
    10/13/00      1,000  $ 1,000   $      0

Net (Loss)                                      (   155) $(  155)

Ending Balance
    12/31/00      1,000  $ 1,000   $      0    $(   155) $(  155)

Beginning Balance
     1/01/01      1,000  $ 1,000   $      0    $(   155) $(  155)

Stock Redemption
    11/29/01 (    1,000) $(1,000)  $      0

Shares issued
    11/29/01  4,500,000  $  4,500  $  5,500              $10,000

Net (Loss) for the
Period Ended
    12/31/01                                  $ ( 9,631) $(9,631)

Ending Balance
     12/31/01 4,500,000 $  4,500   $  5,500   $ ( 9,786) $   214

Officer's Loan to Paid
In Surplus 3/31/02                      700              $   700

Shares sold for cash
10/1/02 to 12/31/02
                 88,500    3,540                         $ 3,540
Net Loss for Period
Ended 12/31/02                                $ (1,244)  $(1,244)

Ending Balance
   12/31/02   4,588,500 $  8,040   $  6,200   $(11,030)  $ 3,210

               See independent auditor's report
                 and notes to financial statements           (7)
                  CREDIT ONE FINANCIAL, INC.
                 (A Development Stage Company)
                 NOTES TO FINANCIAL STATEMENTS
                       December 31, 2002

1. The Company, since its inception on September 24, 1999, did not conduct any business until October, 2000. The Company is engaged in market research regarding the cost and availability of non-performing credit card debt portfolios. It is also engaged in research regarding the current market price for re-performing portfolios as well as the market prices offered for portfolios deemed non-collectable at the time of sale. The Company continues to review resumes of potential collectors for the Company. The Company is exploring avenues for raising capital in order to put its business plan into effect.

2. On October 13, 2000, the Company purchased a residential building and land for $55,000.00 including closing costs of $4,900.00. At the same time, the Company executed a promissory note and mortgage in the amount of $55,000.00 to Kenneth and Linda Schilling, husband and wife, who are unrelated parties to the Company. Both documents were also executed by James H. Bashaw, President as his personal guaranty for the repayment of principal and interest. The interest rate on the note was 15% per annum, interest only, payable monthly for a term of three (3) years, when the entire balance of principal and accrued interest would become due.

No depreciation has been incurred from October 13, 2000 to the sale date of December 20, 2000. The Company paid interest on the note in the amount of $1,375 and $7,768 in the years 2000 and 2001 respectively. The interest rate was higher than normal because the purchase had to be closed within five business days from the contract date and immediate funds were only available from private sources that typically charge higher interest. No rental income was received from the property. James H Bashaw was the on site caretaker of the property from December 1, 2000 through December 20, 2001.

3. The Company, at its inception September 24, 1999, authorized to have outstanding 1,000 shares of common stock at $1.00 par value per share. On November 29, 2001, the Company amended its Articles of Incorporation, Article III Capital Stock to authorize the maximum number of shares to have outstanding at any one time to be 10,000,000 shares of common stock having a par value of $0.001 per share. At the same time, the Company changed Article VI Preemptive Rights to read: Is Deleted.

                                                            (8)
4. On December 20, 2001, the company deeded the residential building and land referred to above to James H. Bashaw, President, by means of a Quit Claim Deed. In exchange, Mr. Bashaw assumed all obligations of the promissory note and mortgage dated October 13, 2000. No income or loss was recognized from this sale.

5. All start-up costs have been charged to expense through December 31, 2002.

6. On March 31,2002, James H Bashaw, President, transferred
$700.00 from his "Loans to Officers" account to Additional Paid
In Capital without receiving any additional common stock.

7. On November 20, 2002, The Company registered 1,500,000 shares of common stock at $0.04 per share with the State of Nevada. The Registration "Became Effective" on December 18, 2002. James H Bashaw, President, is the "Agent for the Issuer". He will not receive any compensation for the proposed sales of the Company's common stock. As of December 31, 2002, no shares were sold in the State of Nevada.

8. The Deferred Offering Expenses on the Balance Sheet are certain expenses that will be deducted from the gross proceeds of the Offering. They include the cost of the audit, registration fees paid to the State of Nevada and the fee paid to Standard and Poor's for the CUSIP Number. The Registration filed in Nevada became "Effective" on December 18, 2002. In accordance with the guidance of Staff Accounting Bulletin Topic 5:A, only those costs and fees described in this paragraph are deferred while the Nevada Offering is still open.

In accordance with the guidance of Staff Accounting Bulletin Topic 5:T, which indicates that the financial statements of an entity reflect all costs on its behalf, the Company has not incurred any costs for rent for the period and none was accrued. If there was an accrual incurred, it would be offset by corresponding credit to contributed paid in capital. Likewise, partial reimbursement of out of pocket expenses paid to an officer or director is for gasoline while traveling instead of milage. No accounting has been made for the difference, which is very small and insignificant, and if there was an accrual incurred, it would be offset by a corresponding credit to contributed paid in capital.



                                                            (9)


9. The Company will use the guidance of paragraphs 13-18 of AICPA Practice Bulletin 6, regarding its accounting for purchased non-performing receivables by the strict use of the "cost recovery method". The Cost Recovery Method requires that any amounts received be first applied against the recorded amount(cost)of the portfolio and when that amount has been reduced to zero, any additional amounts received are recognized as income.

10. Summary Of Significant Accounting Policies

A.   Intangible Assets-
     The Company makes reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under SFAS No. 121, an impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. No such impairment losses have been identified by the Company to date.

B.   Income Per Share-
     Basic Earnings per Share ("EPS") is computed by dividing net income available to common stockholders by the weighted average number of common stock shares outstanding during the year. Diluted EPS is computed by dividing net income available to common stockholders by the weighted average number of common stock shares outstanding during the year plus potential dilutive instruments such as stock options and warrants. The effect of stock options on diluted EPS is determined through the application of the treasury stock method, whereby proceeds received by the Company based on assumed exercises are hypothetically used to repurchase the Company's common stock at the average market price during the period. There are no earnings per share and no potential dilutive securities outstanding.

C.   Cash-
     For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

D.   Use of Estimates-
     The preparation of the Company's financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these
     estimates.                                              (10)

E.   Financial Instruments-
     The Company's short-term financial instruments consist of cash and cash equivalents and accounts payable. The carrying amounts of these financial instruments approximates fair value because of their short-tem maturities. Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash. During the year the Company did not maintain cash deposits at financial institutions in excess of the $100,000 limit covered by the Federal Deposit Insurance Corporation. The Company does not hold or issue financial instruments for trading purposes nor does it hold or issue interest rate or leverage derivative financial instruments.

F.   Stock-Based Compensation-
     The Company adopted Statement of Financial Accounting Standard No. 123 (FAS), Accounting for Stock-Based Compensation beginning with the Company's first quarter of 1996. Upon adoption of FAS 123, the Company continued to measure compensation expense for its stock-based employee compensation plans using intrinsic value method prescribed by APB No. 25, Accounting for Stock Issued to Employees. The Company did not pay any stock-based compensation during any period presented to employees.

G.   Comprehensive Income-
     SFAS No. 130, "Reporting Comprehensive Income", establishes guidelines for all items are to be recognized under accounting standards as components of comprehensive income to be reported in the financial statements. The statement is effective for all periods beginning after December 15, 1997 and reclassification financial statements for earlier periods will be required for comparative purposes. To date, the Company has not engaged in transactions which would result in any significant difference between its reported net income and comprehensive net income as defined in the statement.

H.   Costs of Computer Software-
     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 provides authoritative guidance on when internal-use software costs should be capitalized and when these costs should be expensed as incurred.
                                                            (11)


  Effective in 1999, the Company adopted SOP 98-1, however the Company has not incurred costs to date which would require evaluation in accordance with the SOP.

I.   Segments-
     Effective December 31, 1999, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 superseded SFAS No. 14, Financial Reporting for Segments of a Business Enterprise. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information, about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. From inception, September 24, 1999 through December 31, 2002, the Company derived revenues from Commissions in the amount of $11,152 and from Consulting Fees in the Amount of $4,881. The Company recognizes all revenues earned when payment(s) is received including commissions and consulting fees The adoption of SFAS 13 did not affect results of operations or financial position. To date, the Company has not operated in any business activity.

J.   Pensions and Other Post-Retirement Benefits-
     Effective December 31, 1999, the Company adopted the provisions of SFAS No. 132, Employers' Disclosures about Pensions and Other Post-Retirement Benefits ("SFAS 132"). SFAS 132 supersedes the disclosure requirements in SFAS No. 87, Employers' Accounting for Pensions, and SFAS No. 106, Employers' Accounting for Post-Retirement Benefits Other Than Pensions. The overall objective of SFAS 132 is to improve and standardize disclosures about pensions and other post-retirement benefits and to make the required information more understandable. The adoption of SFAS 132 did not affect results of operations of financial position. The Company has not initiated benefit plans to date which would require disclosure under the statement.

K.   Derivative Instruments-
     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which is required to be adopted in years beginning after June 15, 1999. SFAS 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges
                                                            (12)

   must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in fair value of derivatives will either be offset against the change in fair value of hedged assets, liabilities, or firm commitments through earnings or recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined what the effect of SFAS 133 will be on earnings and the financial position of the Company, however it believes that it has not to date engaged in significant transactions encompassed by the statement.

11. Going Concern. The nature of the Company's financial status makes the Company lack the characteristic of a going concern. This is because the Company due to its financial condition may have to seek loans or the sale of its securities to raise cash to meet its cash needs.



     Rest of page left blank on purpose.

























                                                            (13)


















                   Credit One Financial, Inc.
                 (A Development Stage Company)

                 Unaudited Financial Statements

             For The Six Months Ended June 30, 2003


























                   Credit One Financial, Inc.
                 (A Development Stage Company)

                    Unaudited Balance Sheet

                         June 30, 2003


                              ASSETS


Cash                                              $  1,185

Loans Receivable                                       160

Security Deposits                                      389

Total Assets                                      $  1,734
                                                   =======

               LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

     Loans from Officers                          $    469

     Total Liabilities                            $    469

Stockholder's Equity:

     Common Stock, authorized 10,000,000
     shares at $.001 par value each,
     4,693,000 shares issued and outstanding      $ 15,136

     Additional Paid In Capital                      6,200

     Accumulated Earnings (Loss)                   (20,071)

     Total Stockholder's Equity                      1,265

Total Liabilities and Stockholder's Equity        $  1,734
                                                   =======


             See Notes to this Financial Statement


                                                            (1)
                   Credit One Financial, Inc.
                 (A Development stage Company)

           Unaudited Statement of Income and Expense

    From Inception September 24, 1999 Through June 30, 2003

                         Three          Three
                         Months         Months         Inception
                         Ended 6/30/02  Ended 6/30/03  To Date

Revenue:
 Commissions             $    381       $     0        $ 11,396
 Consulting                     0             0           4,881

Total Revenue            $    381       $     0        $ 16,277


Less:
 Commission Expense      $      0       $     0        $  6,962
 Interest Expense               0             0           9,143
 Audit Expense(12/31/02)                      0           2,000
 Administrative Expenses      437         1,127          13,124
 Offering Expense        $      0       $ 5,119        $  5,119

Total General and
Administrative Expenses  $    437       $ 6,246        $ 36,348


Net Earnings (Loss)      $(    55)      $(6,246)       $(20,071)


Earnings Per share       $(   .00)      $(  .00)       $(   .00)












             See Notes to this Financial Statement
                                                          (2)


                   Credit One Financial, Inc.
                 (A Development stage Company)

           Unaudited Statement of Income and Expense

    From Inception September 24, 1999 Through June 30, 2003

                         Six            Six
                         Months         Months         Inception
                         Ended 6/30/02  Ended 6/30/03  To Date

Revenue:
 Commissions             $    647       $   244        $ 11,396
 Consulting                     0             0           4,881

Total Revenue            $    647       $   244        $ 16,277


Less:
 Commission Expense      $      0       $     0        $  6,962
 Interest Expense               0             0           9,143
 Audit Expense(12/31/02)                  2,000           2,000
 Administrative Expenses    1,358         2,166          13,124
 Offering Expense        $      0       $ 5,119        $  5,119

Total General and
Administrative Expenses  $  1,358       $ 9,285        $ 36,348


Net Earnings (Loss)      $(   711)      $(9,041)       $(20,071)


Earnings Per share       $(   .00)      $(  .00)       $(   .00)












             See Notes to this Financial Statement

                                                            (3)

                   Credit One Financial, Inc.
                 (A Development Stage Company)

               Unaudited Statement of Cash Flows
    From Inception September 24, 1999 Through June 30, 2003

                                     Six      Six
                                     Months   Months
                                     Ended    Ended     Inception
                                     6/30/02  6/30/03   To Date
Cash Flow From Operating Activities:
 Cash received from customers       $   647   $   244    $ 16,277
Deduct:
 Increase in Loans Receivable           830    (  -0-)  (    160)
 Cash payment for expenses           (1,358)   (4,166)  ( 31,230)
 Increase in Security Deposits          -0-       200   (    389)

Net Cash Flow Used for
 Operating Activity                 $  (119)  $(3,722)  $(15,501)

Cash Flow from Investing Activities:

 Deferred Offering Expense          $     0   $ 2,500   $( 5,119)

Net Cash Flow from Investing        $     0   $(2,500)  $( 5,119)
Activity

Cash Flow From Financing Activity:
 Increase in Loans from
     Shareholders                   $(2,309)  $    259  $    469
 Sale of Stock to Shareholders            0      7,096    15,136
 Additional Paid In Capital by
     Shareholders                       700        -0-     6,200

Cash Flow From Financing Activity   $(1,609)     7,355  $ 21,805

NET INCREASE IN CASH OR CASH
EQUIVALENT                          $(1,490) $   1,133  $  1,185

Cash and Cash Equivalents,
     Beginning of Period              2,023         52       -0-

Cash and Cash Equivalents,
          End of Period             $   533  $   1,185  $  1,185
                                    =======   ========  ========

                See Notes to this Financial Statement
                                                            (4)

                   Credit One Financial, Inc.
                 (A Development Stage Company)

           Unaudited Statement of Stockholders Equity
    From  Inception September 24, 1999 Through June 30,2003

               Common    Common              Additional
               Stock     Stock     Paid In   Accumulated
               Shares    Amount    Capital   Deficit        Total

Beginning Balance
     9/24/99           0   $   -0-  $    -0- $     -0- $     -0-

Stock Issue
     12/31/00      1,000   $ 1,000  $    -0-

Net (Loss)                                   $(   155)  $(   155)

Ending Balance
     12/31/00      1,000   $ 1,000  $    -0- $(   155)  $(   155)

Beginning Balance
     1/1/01        1,000   $ 1,000  $    -0- $(   155)  $(   155)

Stock Redemption
     11/29/01     (1,000)  $(1,000) $    -0-

Shares issued
     11/29/01  4,500,000   $ 4,500  $ 5,500             $ 10,000

Net (Loss) for
the Period
Ended 12/31/01                                $( 9,631) $( 9,631)

Balance
     12/31/01  4,500,000   $ 4,500  $ 5,500   $( 9,786) $    214

Officer's Loan to
Paid In Capital
3/31/02                             $   700             $    700

Shares Sold for
Cash 10/1/02 to
12/31/02          88,500   $ 3,540                      $  3,540
Net (Loss) for
the Period
Ended 12/31/02                                $( 1,244) $ (1,244)
                                                             (5)

              Common     Common              Additional
               Stock     Stock     Paid In   Accumulated
               Shares    Amount    Capital   Deficit        Total

Ending Balance
12/31/02      4,588,500  $ 8,040   $ 6,200    $(11,030) $  3,210

Shares Sold for
Cash 1/1/03 to
3/31/03          42,000  $ 1,680                        $  1,680

Shares Sold for
Services 3/31/03 62,500  $ 2,500                        $  2,500

Net (Loss) for
the Period
Ended 3/31/03                                 $( 2,794) $( 2,794)

Ending Balance
3/31/03        4,693,000 $12,220    $ 6,200   $(13,824) $  4,596

Shares sold for
cash 4/1/02 to
6/30/03          72,900    2,916                           2,916

Net (loss) for
the period ended
6/30/03                                       $ (6,246) $ (6,246)

Ending Balance
6/30/03        4,765,900 $15,136    $ 6,200   $(20,070) $ (1,266)














                See Notes To This Financial Statement

                                                            (6)

                  CREDIT ONE FINANCIAL, INC.
                 (A Development Stage Company)
                 NOTES TO FINANCIAL STATEMENTS
                         June 30, 2003

1. The Company, since its inception on September 24, 1999, did not conduct any business until October, 2000. The Company is engaged in market research regarding the cost and availability of non-performing credit card debt portfolios. It is also engaged in research regarding the current market price for re-performing portfolios as well as the market prices offered for portfolios deemed non-collectable at the time of sale. The Company continues to review resumes of potential collectors for the Company. The Company is exploring avenues for raising capital in order to put its business plan into effect.

2. On October 13, 2000, the Company purchased a residential building and land for $55,000.00 including closing costs of $4,900.00. At the same time, the Company executed a promissory note and mortgage in the amount of $55,000.00 to Kenneth and Linda Schilling, husband and wife, who are unrelated parties to the Company. Both documents were also executed by James H. Bashaw, President as his personal guaranty for the repayment of principal and interest. The interest rate on the note was 15% per annum, interest only, payable monthly for a term of three (3) years, when the entire balance of principal and accrued interest would become due.

No depreciation has been incurred from October 13, 2000 to the sale date of December 20, 2001. The Company paid interest on the note in the amount of $1,375 and $7,768 in the years 2000 and 2001 respectively. The interest rate was higher than normal because the purchase had to be closed within five business days from the contract date and immediate funds were only available from private sources that typically charge higher interest. No rental income was received from the property. James H Bashaw was the on site caretaker of the property from December 1, 2000 through December 20, 2001.

3. The Company, at its inception September 24, 1999, authorized to have outstanding 1,000 shares of common stock at $1.00 par value per share. On November 29, 2001, the Company amended its Articles of Incorporation, Article III Capital Stock to authorize the maximum number of shares to have outstanding at any one time to be 10,000,000 shares of common stock having a par value of $0.001 per share. At the same time, the Company changed Article VI Preemptive Rights to read: Is Deleted.
                                                           (7)

4. On December 20, 2001, the company deeded the residential building and land referred to above to James H. Bashaw, President, by means of a Quit Claim Deed. In exchange, Mr. Bashaw assumed all obligations of the promissory note and mortgage dated October 13, 2000. No income or loss was recognized from this sale.

5. All start-up costs have been charged to expense through December 31, 2002.

6. On March 31, 2002, James H Bashaw, President, transferred
$700.00 from his "Loans to Officers" account to Additional Paid
In Capital without receiving any additional common stock.

7. On November 20, 2002, The Company registered 1,500,000 shares of common stock at $0.04 per share with the State of Nevada. The Registration "Became Effective" on December 18, 2002. James H Bashaw, President, is the "Agent for the Issuer." He will not receive any compensation for the proposed sales of the Company's common stock. As of December 31, 2002, no shares were sold in the State of Nevada.

8. The Deferred Offering Expenses on the Balance Sheet are certain expenses that will be deducted from the gross proceeds of the Offering. They include the cost of the audit, registration fees paid to the State of Nevada and the fee paid to Standard and Poor's for the CUSIP Number. The Registration filed in Nevada became "Effective" on December 18, 2002. In accordance with the guidance of Staff Accounting Bulletin Topic 5:A, only those costs and fees described in this paragraph are deferred while the Nevada Offering is still open.

The Company does not have any current operations. Its total assets on March 31, 2003 were $8,476 with the largest component of total assets being "Deferred Offering Expense," totaling $7,119 of the $8,476. After discussion with one or more of your staff members, the following was decided. $2,000 of the $7119 was the cost of the audit for the year ended December 31, 2002. It was determined that this expense was a recurring annual expense, not a deferred offering expense and it was expensed by March 31, 2003. At that time, it was proper to continue to carry $5,119 as a deferred offering expense, because the Nevada stock registration of the Company was still effective. However, on June 13, 2003, the Company filed a Form 10SB with the SEC, which had the effect of abandoning the Nevada stock offering. In accordance with Staff Bulletin Topic 5:A, the remaining deferred offering expense of $5,119 was charged to expense by June 30, 2003.
                                                           (8)

Because the $2000 and the $5119 were charged off in a timely manner, as described above, the Company never sustained a negative net worth.

In accordance with the guidance of Staff Accounting Bulletin Topic 5:T, which indicates that the financial statements of an entity reflect all costs on its behalf, the Company has not incurred any costs for rent for the period and none was accrued. If there was an accrual incurred, it would be offset by corresponding credit to contributed paid in capital. Likewise, partial reimbursement of out of pocket expenses paid to an officer or director is for gasoline while traveling instead of milage. No accounting has been made for the difference, which is very small and insignificant, and if there was an accrual incurred, it would be offset by a corresponding credit to contributed paid in capital.

9. The Company will use the guidance of paragraphs 13-18 of AICPA Practice Bulletin 6, regarding its accounting for purchased non-performing receivables by the strict use of the "cost recovery method". The Cost Recovery Method requires that any amounts received be first applied against the recorded amount(cost)of the portfolio and when that amount has been reduced to zero, any additional amounts received are recognized as income.

10. Summary Of Significant Accounting Policies

A.   Intangible Assets-
     The Company makes reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under SFAS No. 121, an impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. No such impairment losses have been identified by the Company to date.

B.   Income Per Share-
     Basic Earnings per Share ("EPS") is computed by dividing net income available to common stockholders by the weighted average number of common stock shares outstanding during the year. Diluted EPS is computed by dividing net income available to common stockholders by the weighted average number of common stock shares outstanding during the year plus potential dilutive instruments such as stock options and warrants. The effect of stock options on diluted EPS is determined through the application of the treasury stock
                                                            (9)
     method, whereby proceeds received by the Company based on assumed exercises are hypothetically used to repurchase the Company's common stock at the average market price during the period. There are no earnings per share and no potential dilutive securities outstanding.

C.   Cash-
     For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

D.   Use of Estimates-
     The preparation of the Company's financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

E.   Financial Instruments-
     The Company's short-term financial instruments consist of cash and cash equivalents and accounts payable. The carrying amounts of these financial instruments approximates fair value because of their short-tem maturities. Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash. During the year the Company did not maintain cash deposits at financial institutions in excess of the $100,000 limit covered by the Federal Deposit Insurance Corporation. The Company does not hold or issue financial instruments for trading purposes nor does it hold or issue interest rate or leverage derivative financial instruments.

F.   Stock-Based Compensation-
     The Company adopted Statement of Financial Accounting Standard No. 123 (FAS), Accounting for Stock-Based Compensation beginning with the Company's first quarter of 1996. Upon adoption of FAS 123, the Company continued to measure compensation expense for its stock-based employee compensation plans using intrinsic value method prescribed by APB No. 25, Accounting for Stock Issued to Employees. The Company did not pay any stock-based compensation during any period presented to employees.

     The Company paid for legal and counseling services to a law firm with respect to the Company's stock registration in Nevada that became Effective December 18, 2002 by the issuance of shares of stock of the Company. The shares were issued to three members of the law firm at the direction of
                                                            (10)
     the owner of the firm, which direction was shown on the invoice for services to the Company. This payment was 62,500 common shares valued at $0.04 per share for a total value of $2,500.

     The offering price of the shares/units has been arbitrarily determined by the Company after an analysis of the marketplace and bears no relationship to book value. In determining the offering price, the Company considered primarily prevailing conditions and estimates of its business potential. Shares were issued for cash during the same period to persons or entities known to the officers and directors of the Company and were neither solicited nor sold to the general public.

G.   Comprehensive Income-
     SFAS No. 130, "Reporting Comprehensive Income", establishes guidelines for all items are to be recognized under accounting standards as components of comprehensive income to be reported in the financial statements. The statement is effective for all periods beginning after December 15, 1997 and reclassification financial statements for earlier periods will be required for comparative purposes. To date, the Company has not engaged in transactions which would result in any significant difference between its reported net income and comprehensive net income as defined in the statement.

H.   Costs of Computer Software-
     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 provides authoritative guidance on when internal-use software costs should be capitalized and when these costs should be expensed as incurred.

     Effective in 1999, the Company adopted SOP 98-1, however the Company has not incurred costs to date which would require evaluation in accordance with the SOP.

I.   Segments-
     Effective December 31, 1999, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 superseded SFAS No. 14, Financial Reporting for Segments of a Business Enterprise. SFAS 131 establishes standards for the way that public business enterprises report information about operating
                                                            (11)
     segments in annual financial statements and requires that those enterprises report selected information, about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. From inception, September 24, 1999 through December 31, 2002, the Company derived revenues from Commissions in the amount of $11,152 and from Consulting Fees in the Amount of $4,881. The Company recognizes all revenues earned when payment(s) is received including commissions and consulting fees The adoption of SFAS 13 did not affect results of operations or financial position. To date, the Company has not operated in any business activity. The adoption of SFAS 13 did not affect results of operations or financial position. To date, the Company has not operated in any business activity.

J.   Pensions and Other Post-Retirement Benefits-
     Effective December 31, 1999, the Company adopted the provisions of SFAS No. 132, Employers' Disclosures about Pensions and Other Post-Retirement Benefits ("SFAS 132"). SFAS 132 supersedes the disclosure requirements in SFAS No. 87, Employers' Accounting for Pensions, and SFAS No. 106, Employers' Accounting for Post-Retirement Benefits Other Than Pensions. The overall objective of SFAS 132 is to improve and standardize disclosures about pensions and other post-retirement benefits and to make the required information more understandable. The adoption of SFAS 132 did not affect results of operations of financial position.

     The Company has not initiated benefit plans to date which would require disclosure under the statement.

K.   Derivative Instruments-
     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which is required to be adopted in years beginning after June 15, 1999. SFAS 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in fair value of derivatives will either be offset against the change in fair value of hedged assets, liabilities, or firm commitments through earnings or recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined
                                                       (12)

     what the effect of SFAS 133 will be on earnings and the financial position of the Company, however it believes that it has not to date engaged in significant transactions encompassed by the statement.

11. Going Concern. The nature of the Company's financial status makes the Company lack the characteristic of a going concern. This is because the Company due to its financial condition may have to seek loans or the sale of its securities to raise cash to meet its cash needs.

                                                        (13)

     Rest of page left blank on purpose.




































                       PART III
                    INDEX TO EXHIBITS

3(i) A   Articles of Incorporation                     52
3(i) B   Amended Articles of Incorporation             55
3(ii)    By-laws                                       56


                            SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    12/04/03

                              Credit One Financial, Inc.

                              /S/ JAMES H. BASHAW
                              By: James H. Bashaw, President




























                    ARTICLES OF INCORPORATION       Exhibit 3(i)A
                                OF
                    CREDIT ONE FINANCIAL, INC.

     The undersigned subscriber to these Articles of

Incorporation, a natural person competent to contract, hereby forms a corporation under the laws of the State of Florida.

                         ARTICLE I.  NAME

     The name of the corporation shall be CREDIT ONE FINANCIAL,

INC.
               ARTICLE II.  NATURE OF BUSINESS

     This corporation may engage or transact in any or all lawful activities or business permitted under the laws of the United

States, the State of Florida or any other state, country,

territory, or nation.

        ARTICLE III.  CAPITAL STOCK And CORPORATE ADDRESS

     The maximum number of shares of stock that this corporation is authorized to have outstanding at any one time is 1,000 shares of common stock having a par value of $1.00 per share.

     The street address of the initial registered office of the corporation shall be 618 West New York Street, DeLand, Florida

32720.  The name of the initial registered agent of the

corporation at that address is RICHARD R. COOK. The mailing

address of the Corporation shall be P.O. Box 1929 DeLand, FL

32721.

                  ARTICLE V.  TERM OF EXISTENCE

     This corporation is to exist perpetually.

                  ARTICLE VI.  PREEMPTIVE RIGHTS

     Every shareholder upon the sale for cash of any new stock of this corporation of the same kind, class, or series as that which he already holds, shall have the right to purchase his pro rata share thereof at the price at which it is offered to others.

                 ARTICLE VII.  SPECIAL PROVISIONS

     It is the intent of the incorporator that this corporation will qualify under the Section 1244 of the Internal Revenue Code.

                     ARTICLE VIII.  DIRECTORS

     This corporation shall have one directors initially, whose

address is:    James H. Bashaw 101 Bent Tree Drive Unit #3,

Daytona Beach, Florida 32114

                     ARTICLE IX.  OFFICERS

     The officers of the corporation shall be elected by the

shareholders.  Until new officers are elected the following

will serve as officers of the corporation:

     James H. Bashaw 101 Bent Tree Drive Unit #3, Daytona Beach,

Florida 32114, President and Secretary.

                      ARTICLE X.  SUBSCRIBER

     The name and street address of the subscriber to these

 Articles of Incorporation is:

     James H. Bashaw 101 Bent Tree Drive Unit #3, Daytona Beach,

Florida 32114.




     IN WITNESS WHEREOF, the undersigned has hereunto set his

hand and seal on this 23rd day of September 1999.


                              /s/ James H. Bashaw     (SEAL)
                              JAMES H. BASHAW


State of Florida  )
County of Volusia )

The foregoing instrument was acknowledged before me this 23rd day of September 1999, by JAMES H. BASHAW, who is personally known to me and who did take an oath.


Notary                             /s/ Richard R. Cook
Title                              Notary Signature
CC833779                           RICHARD R. COOK
Serial Number                      Notary Name Printed
                                   Commission expires: 5/21/03


                  ACCEPTANCE BY REGISTERED AGENT
                    CREDIT ONE FINANCIAL, INC.

     Having been named Resident Agent and to accept Service of Process for the above named corporation at the place designated in these Articles of Incorporation, I hereby accept the appointment as Registered Agent and agree to act in this capacity, I further agree to comply with the provisions of all statutes relating to the proper and complete performance of my duties, and I am familiar with and accept the obligations of my position as Registered Agent.


                              Resident Agent


                               /s/ Richard R. Cook
                              RICHARD R. COOK








                     ARTICLES OF AMENDMENT        Exhibit 3(i)B
                               TO
                   ARTICLES OF INCORPORATION
                               OF

                   CREDIT ONE FINANCIAL, INC
                         (present name)

                          P99000085574
           (Document Number of Corporation (If known)

Pursuant to the provisions of section 607.1006, Florida Statutes, this Florida profit corporation adopts the following articles of amendment to its articles of incorporation:

FIRST: Amendment(s) adopted: (indicate article number(s) being amended, added or deleted)

ARTICLE III CAPITAL STOCK - is changed to read as follows:

     THE MAXIMUM NUMBER OF SHARES OF STOCK THAT THIS CORPORATION
     IS AUTHORIZED TO HAVE OUTSTANDING AT ANY ONE TIME IS
     10,000,000 SHARES OF COMMON STOCK HAVING A PAR VALUE OF
     $0.001 PER SHARE.

ARTICLE VI PREEMPTIVE RIGHTS - IS DELETED

SECOND: If an amendment provides for an exchange, reclassification or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself, are as follows:

THIRD: The date of each amendment's adoption: November 28, 2001

FOURTH: Adoption of Amendment(s) (CHECK ONE)

The amendment(s) was/were approved by the shareholders. The number of votes cast for the amendment(s) was/were sufficient for approval.

Signed this 28th. day of November, 2001

/s/ JAMES H. BASHAW
JAMES H. BASHAW, President





               BYLAWS OF CREDIT ONE FINANCIAL, INC.
                                                    Exhibit 3(ii)
               ARTICLE I  MEETINGS OF SHAREHOLDERS

               Section 1   Annual Meeting.  The annual
shareholder meeting of this corporation shall be held on the fourth Saturday of October of each year or at such other time and place designated by the Board of Directors of the corporation provided that if said day falls on a legal holiday, then the meeting will be held on the first business day thereafter. Business transacted at said meeting will include the election of directors of the corporation.

               Section 2 Special Meetings. Special meetings of the shareholders will be held when directed by the President, Board of Directors, or the holders of not less than 10 percent of all of the shares entitled to vote at the meeting. A meeting requested by shareholders of the corporation will be called for a date not less than 10 nor more than 60 days after the request is made, unless the shareholders requesting the meeting designate a later date. The call for the meeting will be issued by the Secretary, unless the President, Board of Directors, or shareholders requesting the meeting will designate another person to do so.

               Section 3   Place.   Meetings of shareholders will
be held at the principal place of business of the corporation or at such other place as is designated by the Board of Directors.

               Section 4 Notice. Written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose(s) for which said special meeting is called, will be delivered not less than 10 nor more than 60 days before the meeting, either personally or by first class mail, by or at the direction of the President, the Secretary or the officer or persons calling the meeting to each shareholder of record entitled to vote at such meeting. If mailed, such notice will be deemed to be delivered when deposited in the United States mail and addressed to the shareholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.

               Section 5   Notice of Adjourned Meeting.   When a
meeting is adjourned to another time or place, it will not be necessary to give any notice of the adjourned meeting provided that the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken. At such an adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting.

If, however, after the adjournment, the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting will be given on the new record date as provided in this Article to each shareholder of record entitled to vote at such meeting.

               Section 6 Shareholder Quorum and Voting. Fifty one (51) percent of the shares entitled to vote, represented in person or by proxy, will constitute a quorum at a meeting of shareholders. If a quorum , as herein defined, is present, the affirmative vote of 51% of the shares represented at the meeting and entitled to vote on the subject matter thereof will be the act of the shareholders unless otherwise provided by law.

               Section 7   Voting of Shares.  Each outstanding
share will be entitled to one vote on each matter submitted to a vote at a meeting of shareholders.

               Section 8   Proxies.   A shareholder may vote
either in person or by proxy provided that any and all proxies are executed in writing by the shareholder or his duly authorized attorney-in-fact. No proxy will be valid after the duration of eleven (11) months from the date thereof unless otherwise provided in the proxy.

               Section 9   Action by Shareholders Without a
Meeting.   Any action required or permitted by law, these bylaws,
or the Articles of Incorporation of this corporation to be taken at any annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, provided that a written consent is filed setting forth the action so taken, and signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, as provided by law.
                    ARTICLE II   DIRECTORS


               Section 1   Function.   All corporate powers,
business, and affairs will be exercised, managed and directed under the authority of the Board of Directors.

               Section 2   Qualification of Directors.   The
directors may or may not be shareholders of this corporation.

               Section 3   Compensation of Directors.
Stockholders will have the authority to fix the compensation for directors of this corporation.
               Section 4   Presumption of Assent.   A director of
the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken will be presumed to have assented to the action taken unless he votes against such action or abstains from voting in respect thereto because of an asserted conflict of interest.

               Section 5   Number.   This corporation will have
no less than one nor more than eleven directors.

               Section 6   Election and Term.   Each person named
in the Articles of Incorporation as a member of the initial Board of Directors will hold office until his successor will have been qualified and elected at the first annual meeting of shareholders, or until said director's earlier resignation, removal from office or death.

               At the first annual meeting of shareholders and at each annual meeting thereafter, the shareholders will elect directors to hold office until the next annual meeting. Each director will hold office for a term for which he is elected until his successor will have been qualified and elected, his prior resignation, his removal from office or his death.

               Section 7   Vacancies.   Any vacancy occurring in
the Board of Directors will be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy will hold office only until the next election of directors by the shareholders.

               Section 8   Removal of Directors.   At a meeting
of shareholders called expressly for that purpose, any director or the entire Board of Directors may be removed, with or without cause, by a vote of the holders of sixty (60) percent of the shares then entitled to vote at an election of directors.

               Section 9   Quorum and Voting.   Fifty one (51)
percent of the number of directors fixed by these bylaws shall constitute a quorum for the transaction of business. The act of fifty one (51) percent of the directors present at a meeting at which a quorum is present will be the act of the Board of Directors.
               Section 10   Executive and Other Committees.   A
resolution adopted by sixty six and two thirds (66 2/3) percent of the Board of Directors, may designate from among its members an executive committee and/or other committee(s) which will have and may exercise all the authority of the Board of Directors to the extent provided in such resolution, except as is provided by law.

               Section 11   Place of Meeting.  Special or regular
meetings of the Board of Directors will be held at the Administrative Offices of the Company, or at such other location as may be mutually acceptable to the members attending the meeting.

               Section 12 Notice, Time and Call of Meetings. Regular meetings of the Board of Directors will be held without notice immediately upon adjournment of the annual meeting. Written notice of the time and place of special meetings of the Board of Directors will be given to each director by either personal delivery, telegram or cablegram at least fifteen (15) days before the meeting or by notice mailed to the director at least fifteen (15) days prior to the meeting.

               Notice of a meeting of the Board of Directors need not be given to any director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting will constitute a waiver of notice of such meeting and waiver of any and all objections to the place of the meeting, the time of the meeting, or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

               Neither the business to be transacted nor the purpose of regular or special meetings of the Board of Directors need be specified in the notice or waiver of notice of such meeting.
               A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of any such adjourned meeting will be given to the directors who were not present at the time of the adjournment.

               Meetings of the Board of Directors may be called by the chairman of the board, the president of the corporation or any two directors.

               Members of the Board of Directors may participate in a meeting of such board by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

               Section 13   Action Without a Meeting.   Any
action required to be taken at a meeting of the Board of Directors, or any action which may be taken at a meeting of the

Board of Directors or a committee thereof, may be taken without a meeting if a consent in writing, setting forth the action so to be taken, signed by all of the directors, or all of the members of the committee, as the case may be, is filed in the minutes of the proceedings of the board or of the committee. Such consent will have the same effect as a unanimous vote.

                    ARTICLE III  OFFICERS

               Section 1   Officers.   The officers of this
corporation will consist of a president, a vice president, a secretary and a treasurer, each of whom will be elected by a majority vote of the Board of Directors. Such other officers and assistant officers and agents as may be deemed necessary may be elected or appointed by a majority vote of the Board of Directors from time to time. Any two or more officers may be held by the same person.

               Section 2   Duties.   The officers of this
corporation will have the following duties:

               The President will be the chief executive officer of the corporation, who generally and actively manages the business and affairs of the corporation subject to the directions of the Board of Directors. He will preside at all meetings of the shareholders and Board of Directors.

               The Vice President will in the event of the absence or inability of the President to exercise his office become acting president of the organization with all of the rights, privileges and powers as if he had been duly elected president.

               The Secretary will have custody of, and maintain all of the corporate records except the financial records. Furthermore, he will record the minutes of all meetings of the shareholders and Board of Directors, send all notices of meetings and perform such other duties as may be prescribed by the Board of Directors or the President.

               The Treasurer shall retain custody of all corporate funds and financial records, maintain full and accurate accounts of receipts and disbursements and render accounts thereof at the annual meetings of shareholders and whenever else required by the Board of Directors or the President, and perform such other duties as may be prescribed by the Board of Directors or the President.

               Section 3   Removal of Officers.   An officer or
agent elected or appointed by a majority vote of the Board of Directors may be removed by a majority vote of the Board of Directors whenever in its judgment the best interests of the corporation will be served thereby.

               Any vacancy in any office may be filled by the Board of Directors.

                    ARTICLE IV  STOCK CERTIFICATES

               Section 1   Issuance.  Every holder of share(s) in
this corporation will be entitled to have a certificate representing all share(s) to which he is holder. No certificate representing share(s) will be issued until such share(s) is/are fully paid.

               Section 2   Form.   Certificates representing
share(s) in this corporation will be signed by the President or Vice President and the Secretary or an Assistant Secretary and will be sealed with the seal of this corporation.

               Section 3   Transfer of Stock.   The corporation
will register a stock certificate presented for transfer if the certificate is properly endorsed by the holder of record or by his duly authorized agent.

               Section 4   Lost, Stolen, or Destroyed
Certificates. If the shareholder will claim to have lost or destroyed a stock certificate representing shares issued and recorded by the corporation, a new certificate will be issued upon said shareholder presenting an affidavit claiming the certificate to be lost, stolen or destroyed. At the discretion of the Board of Directors, said shareholder will deposit a bond or other indemnity in such amount and with such sureties, if any, as the board may require.

                    ARTICLE V  BOOKS AND RECORDS

               Section 1   Books and Records.   This corporation
will keep accurate and complete books, records of account, and minutes of the proceedings of all meetings of shareholders, Board of Directors, committees of directors and official correspondence.
               This corporation will keep, at its registered office and at the office of its attorneys a record of all shareholders indicating the name, address, shareholder identification numbers and number of shares held by each registered shareholder.

               Any books, records and minutes may be in written form or in any other form capable of being converted into written form.
               Section 2   Shareholders Inspection Rights.   Any
person who has been or presently is a holder of record of shares or of voting trust certificates, at least six months immediately preceding his demand to examine Company records may, upon written demand stating the purpose thereof, have the right to examine and to make extracts in person or by agent or attorney, at any reasonable time(s), for any proper purpose, the corporation's relevant books, records of accounts, minutes and records of shareholders.

               Section 3 Financial Information. Not later than four months after the close of each fiscal year, this corporation will prepare a balance sheet showing the financial condition of the corporation at the close of the fiscal year, and a profit and loss statement showing the results of the operations of the corporation during the fiscal year.
               Upon written request of any shareholder or holder of voting trust certificates for shares, the corporation will mail to that shareholder or holder of voting trust certificates a copy of the most recent balance sheet and profit and loss statement.
               The balance sheet and profit and loss statement will be filed in the registered office of the corporation in this state, will be kept for at least five years, and will be subject to inspection during business hours by any shareholder or holder of voting trust certificates, in person or by agent.

                    ARTICLE VI  DIVIDENDS

               The Board of Directors of this corporation may, from time to time, declare dividends on its shares in cash, property or its own shares, except when the corporation is insolvent or when the payment thereof would render the corporation insolvent, subject to the provisions of the Florida Statutes.




                    ARTICLE VII CORPORATE SEAL

               The Board of Directors will provide a corporate seal which will be in circular form embossing in nature and stating "Corporate Seal", "Florida", year of incorporation and the name of said corporation.

                    ARTICLE VIII  AMENDMENT

               These bylaws may be altered, amended or repealed; and altered, amended or new bylaws may be adopted by a sixty six and two thirds (66 2/3) percent of the stockholders at a meeting at which at least fifty one (51) percent of the stockholders are present.





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